Exhibit 2.s.3

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For the Six Months Ended March 31, 2014	For the Year Ended September 30,
		2013	2012	2011	2010	2009
	(Dollars in thousands)
Net investment income	$8,895	$18,386	$19,044	$18,412	$17,759	$21,031
add: fixed charges and preferred dividends (A)	3,286	7,137	8,108	4,096	5,880	10,727
less: preferred dividends (A)	(1,372)	(2,744)	(2,491)	—	—	—

Earnings	$10,809	$22,779	$24,661	$22,508	$23,639	$31,758

Fixed charges and preferred dividends:
Interest expense	$1,284	$3,182	$4,374	$2,676	$4,390	$7,949
Amortization of deferred financing fees	630	1,211	1,243	1,420	1,490	2,778
Preferred dividends (A)	1,372	2,744	2,491	—	—	—

Total fixed charges and preferred dividends (A)	$3,286	$7,137	$8,108	$4,096	$5,880	$10,727
Ratio of earnings to combined fixed charges and pref dividends (A)	3.3x	3.2x	3.0x	5.5x	4.0x	3.0x

(A) Preferred dividends on Series 2016 Term Preferred Shares.